UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Securities Exchange Act of 1934

(Amendment No.     )*

MTR Gaming Group, Inc.

(Name of Issuer)

Common Stock, $.00001 par value

(Title of Class of Securities)

553769100

(CUSIP Number)

February 27, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder if this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 553769100	Page 2 of 12 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lafitte Fund I LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,525,956
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,525,956
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,525,956
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
(12)	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No. 553769100	Page 3 of 12 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lafitte Capital Partners LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,525,956
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,525,956
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,525,956
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
(12)	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No. 553769100	Page 4 of 12 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lafitte Capital Management LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,750,339
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,750,339
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,339
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
(12)	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No. 553769100	Page 5 of 12 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lafitte Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,750,339
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,750,339
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,339
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
(12)	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No. 553769100	Page 6 of 12 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bryant Regan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,750,339
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,750,339
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,339
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
(12)	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This statement is being filed by Lafitte Fund I LP, a Texas limited partnership (the “Fund”), Lafitte Capital Partners LP, a Texas limited partnership (the “General Partner), as the general partner of the Fund, Lafitte Capital Management LP, a Texas limited partnership (“Lafitte”), as the investment manager of the Fund and certain other accounts (together, the “Lafitte Accounts”), Lafitte Capital, LLC, a Texas limited liability company (“Lafitte Capital”), as the general partner of the General Partner and Lafitte, and Bryant Regan, as the sole member of Lafitte Capital is (collectively with the Fund, the General Partner, Lafitte and Lafitte Capital, the “Reporting Persons”).

Item 1(a)	Name of Issuer.

MTR Gaming Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

State Route 2, South

P.O. Box 356

Chester, West Virginia 26034

Item 2(a)	Name of Person Filing.

(1) Lafitte Fund I LP

(2) Lafitte Capital Partners LP

(3) Lafitte Capital Management LP

(4) Lafitte Capital, LLC

(5) Bryant Regan

Item 2(b)	Address of Principal Business Office.

For all filers:

701 Brazos, Suite 310

Austin, Texas 78701

Item 2(c)	Citizenship.

(1) Lafitte Fund I LP is a Texas limited partnership

(2) Lafitte Capital Partners LP is a Texas limited partnership

(3) Lafitte Capital Management LP is a Texas limited partnership

(3) Lafitte Capital, LLC is a Texas limited liability company

(4) Bryant Regan is a United States citizen

The General Partner serves as the general partner to the Fund. Lafitte is the investment manager for the Laffite Accounts and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by the Lafitte Accounts. Lafitte Capital is the general partner of Lafitte, and its sole member is Bryant Regan.

7

Item 2(d)	Title of Class of Securities.

Common Stock, $.00001 par value (the “Common Stock”)

Item 2(e)	CUSIP Number.

553769100

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)	The Fund and the General Partner are the beneficial owners of 1,525,956 shares of Common Stock held by the Fund. The General Partner may be deemed to beneficially own the shares of Common Stock held by the Fund as a result of being the general partner of the Fund.

Lafitte, Lafitte Capital and Bryant Regan are the beneficial owners of 1,750,339 shares of Common Stock held by the Lafitte Accounts. Lafitte may be deemed to beneficially own the shares of Common Stock held by the Lafitte Accounts as a result of being the investment manager of the Lafitte Accounts. Lafitte Capital may be deemed to beneficially own the shares of Common Stock held by the Lafitte Accounts as a result of being the general partner of Lafitte. Bryant Regan may be deemed to beneficially own the shares of Common Stock held by the Lafitte Accounts as a result of being the sole member of Lafitte Capital.

(b)	The Fund and the General Partner beneficially own 1,525,956 shares of Common Stock which represent 5.5% of the shares of Common Stock outstanding. Lafitte, Lafitte Capital and Bryant Regan beneficially own 1,750,339 shares of Common Stock which represent 6.3% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by each of the Reporting Persons by 27,668,839, the number of shares of Common Stock issued and outstanding as of March 12, 2012, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2012.

(c)	The Fund may direct the vote and disposition of 1,525,956 shares of Common Stock it holds directly. The General Partner may direct the vote and disposition of 1,525,956 shares of Common Stock held by the Fund. Lafitte, Lafitte Capital and Bryant Regan may direct the vote and disposition of 1,750,339 shares of Common Stock held by the Lafitte Accounts.

8

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement between the Fund, the General Partner, Lafitte, Lafitte Capital and Bryant Regan.

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2012

LAFITTE FUND I LP By: Lafitte Capital Management LP, its general partner By: Lafitte Capital, LLC, its general partner

By:	/s/ Bryant Regan
Name:	Bryant Regan
Title:	Manager

LAFITTE CAPITAL PARTNERS LP By: Lafitte Capital, LLC, its general partner

By:	/s/ Bryant Regan
Name:	Bryant Regan
Title:	Manager

LAFITTE CAPITAL MANAGEMENT LP By: Lafitte Capital, LLC, its general partner

By:	/s/ Bryant Regan
Name:	Bryant Regan
Title:	Manager

LAFITTE CAPITAL, LLC

By:	/s/ Bryant Regan
Name:	Bryant Regan
Title:	Manager

BRYANT REGAN

/s/ Bryant Regan

Name:	Bryant Regan